Exhibit 16.1

Onestop Assurance PAC 10 Anson Road #06-15 International Plaza Singapore 079903 Tel: 9644 9531 Email:audit@onestop-audit.com Website: www.onestop-audit.com

July 31, 2025

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re: U Power Limited

Ladies and Gentlemen:

We have read the statements made by U Power Limited (the “Company”), which we understand will be filed with the Securities and Exchange Commission as part of the Company’s Form 6-K for the month of July 31, 2025 regarding the change of the Company’s certifying accountant. We agree with the statements concerning our firm in such Form 6-K. We have no basis to, and therefore do not, agree or disagree with other statements contained therein.

Sincerely Yours,

/s/ OneStop Assurance PAC
Singapore